FEDERATED EQUITY FUNDS

Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 22, 2010

Keith O’Connell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:         FEDERATED EQUITY FUNDS (“Registrant”)
Federated Intercontinental Fund
Class A Shares
Class B Shares
Class C Shares
Class K Shares
Institutional Shares
Federated International Strategic Value Fund
Class A Shares
Class C Shares
Institutional Shares
(Individually, “the Fund” and Collectively, “the Funds”)
1933 Act File No. 2-91090
1940 Act File No. 811-4017

Dear Mr. O’Connell:

The Registrant is filing this correspondence to respond to your comments on its Rule 485(a) Post-Effective Amendment No. 106 submitted via EDGAR on December 2, 2009.

GLOBAL COMMENTS – THE FUNDS

In response to your comment regarding the inclusion of a footnote describing the Fund's "broad-based securities market index" (BBSMI), the Registrant believes that including the BBSMI description is consistent with, and actually furthers, the SEC's intent when it adopted this requirement, in that it helps draw appropriate investor attention to the comparison of the fund's returns with those of the BBSMI.  This is particularly the case when the fund includes additional (non-BBSMI) comparisons.  It is unlikely that an investor will be sufficiently familiar with the characteristics of any given BBSMI to understand its import and relevance, and investors might well be expected to disregard information they do not understand.  If the fund were to omit a description of the BBSMI and yet include descriptions of only the additional, non-BBSMI, indexes, we fear that would lead investors to disregard the BBSMI comparison and focus on the other comparisons (which they would be in a better position to understand).  The Registrant also believes that including descriptions of both the BBSMI and additional indexes, by enabling investors to more fully understand the differences in the performance comparisons, is consistent with general notions regarding omission of material information, as well as the intent of Form N-1A."

FEDERATED INTERCONTINENTAL FUND

1. Comment: the Institutional Shares prospectus, the Example is listed twice. Please remove one.

RESPONSE: The duplication of the Example has been deleted.

2. Comment: in the summary section, under “What are the Fund’s Main Investment Strategy” please add the market cap parameters regarding the size of foreign companies the Fund invests.

RESPONSES:  The fund will include language stating it may invest in large, mid and small capitalization companies in both developed and emerging markets.

3. Comment: In the summary section, under “What are the Fund’s Main Investment Strategy” please describe the types of derivatives and hybrid contracts the Fund may invest in.

RESPONSE:  The sentence will be revised to read as follows: “The Fund may invest in derivative or hybrid contracts such as futures and options to implement its investment strategy more fully discussed herein.”

4. Comment: The introduction paragraph to the “Risk/Return Bar Chart and Table” is too long, please revise.

RESPONSE: In response to your comment, the Fund has revised the introductory paragraph as follows:

“The Fund is the successor to the Rochdale Atlas Portfolio, pursuant to a reorganization that occurred on August 24, 2007. Information provided for periods prior to August 24, 2007, is historical information for the Rochdale Atlas Portfolio, which was managed by Rochdale Investment Management and had the same investment objectives and similar strategies as the Fund.

The performance information shown below for the Fund’s Class A Shares will help you analyze the Fund’s investment risks in light of its historical returns. The bar chart shows the variability of the Fund’s Class A Shares total returns on a calendar year-by-year basis. The Average Annual Total Return table shows returns averaged over the stated periods, and includes comparative performance information. The Fund’s performance will fluctuate, and past performance (before and after taxes) is not necessarily an indication of future results. Updated performance information for the Fund is available under the “Products” section at FederatedInvestors.com or by calling 1-800-341-7400.”

5. Comment: Under “Fund Management”, “Portfolio Management Information”, please add titles.

RESPONSE: This has been done in response to prior global comments and will be revised per Staff’s request.

FEDERATED INTERNATIONAL STRATEGIC VALUE FUND

1. Under the Summary Section “Risk/Return Summary: Fees and Expenses”, in accordance with your comment the Fund has deleted footnote one and moved the disclosure to a parenthetical in the fee table line item “Redemption Fee”.

2. Under the Summary Section “What are the Fund’s Main Investment Strategies?”, in accordance with your comment to specify whether the equity securities the Fund primarily invests are from small, medium, large, or of any size company, the Fund will add the following disclosure:

“The Fund generally invests in large cap or mid cap value stocks and, on a limited basis, the Fund may also invest in small cap value stocks”.

3. Under the Summary Section “What are the Fund’s Main Investment Strategies?”, in accordance with your comment to add the specific types of derivative contracts and hybrid instruments that the Fund may invest in, the Fund will add the following language:

“The Fund may use derivative contracts and/or hybrid instruments (such as, for example, futures contracts, options contracts, and swap contracts) to implement elements of its investment strategy as more fully discussed herein.”

4. Under the “Average Annual Total Return Table” in accordance with your comment the Fund has shortened the Footnote defining the indexes.

If you have any questions, please do not hesitate to contact me at (412) 288-3341.

Very truly yours,

/s/ Christina Eifler
Christina Eifler
Paralegal